HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

June 8, 2009

VIA EDGAR

Ms. Karen J. Garnett, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Cypress Sharpridge Investments, Inc.

Registration No. 333-142236

Dear Ms. Garnett:

As counsel to Cypress Sharpridge Investments, Inc., a Maryland corporation (the “Company”), we are transmitting for filing the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission delivered during a telephone call with Phil Rothenberg of the Staff on June 5, 2009. For convenience of reference, the Staff’s comment is reprinted below in italics, and is followed by the response. We have provided to each of you and Phil Rothenberg a courtesy copy of this letter.

Exhibit 5.2

1.	Please confirm our understanding that the opinion’s reference to the “Maryland General Corporation Law” includes the statutory provisions, all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

RESPONSE: We confirm that the reference to the Maryland General Corporation Law in our opinion filed as Exhibit 5.2 to the Company’s Registration Statement on Form S-11 (File No. 333-142236) (the “Registration Statement”) includes the statutory provisions, all applicable provisions of the Maryland Constitution and any reported judicial decisions interpreting these laws.

We very much appreciate the Staff’s expedient review of the Company’s Registration Statement. If you have any questions or comments regarding the foregoing, please contact me at (804) 788-8388.

Very truly yours,

/s/    S. Gregory Cope

S. Gregory Cope

cc:	Kevin E. Grant

Thomas A. Rosenbloom

Daniel M. LeBey

David J. Goldschmidt

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